Exhibit 99.1

Himalaya Shipping Ltd. (HSHP) - Announces Partial Exercise of Underwriters’ Over-Allotment Option in U.S. Initial Public Offering

Hamilton, Bermuda, May 2, 2023

Himalaya Shipping Ltd. (“Himalaya Shipping”), an independent dry bulk carrier company with three dual fueled Newcastlemax vessels in operation and nine dual fueled Newcastlemax dry bulk vessels under construction expected to be delivered between May 2023 and July 2024, today announced that the underwriters of the Company’s recently completed initial public offering in the United States of 7,720,000 of its common shares (the “Offering”) have partially exercised their over-allotment option to purchase an additional 910,000 common shares at the public offering price of $5.80 per share, less underwriting discounts and commissions, with the sale of the overallotment shares completing today. As a result, the total number of shares sold in the Offering will be 8,630,000.

DNB Markets acted as sole global coordinator, joint bookrunner and representative of the underwriters; Clarksons Securities acted as qualified independent underwriter and joint bookrunner; ABG Sundal Collier ASA, Arctic Securities, BTIG and Fearnley Securities are acting as joint bookrunners; and Cleaves Securities AS acted as co-manager for the Offering.

The net proceeds from the Offering to Himalaya Shipping, after deducting underwriting discounts and commissions and estimated offering expenses payable by Himalaya Shipping, and including the net proceeds from the over-allotment shares, is approximately $45.6 million. Himalaya Shipping intends to use the net proceeds of the Offering for general corporate purposes, which may include funding acquisitions of vessels on order or maintaining liquidity, repayment of indebtedness and funding our working capital needs.

A registration statement relating to this Offering was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2023. The Offering is being made only by means of a prospectus, copies of which may be obtained, when available, from the SEC at www.sec.gov, and from DNB Markets, Inc., Attn: Compliance Department, by telephone: 212-681-3800, or by email at: compliance.marketsinc@dnb.no.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities in any state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities in the United States will be made in accordance with the registration requirements of the Securities Act of 1933 and if made in any other state or jurisdiction will be made in accordance with the securities laws of any such state or jurisdiction.

This press release shall not constitute an offer to subscribe to or a solicitation of an offer to subscribe to securities in any member state within the European Economic Area (“EEA”) in which such offer or solicitation is unlawful, unless in reliance upon applicable EEA prospectus exceptions, whereby no EEA prospectus, registration or similar action would be required within EEA.

For further queries, please contact:

Herman Billung, Contracted CEO

Telephone +47 918 31 590